15027205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Horizons Asset Management Group,L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Racquet Road, Suite 3
(No. and Street)

Newburgh (City) NY (State) 12550 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven R Gleason (845) 567 -3930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
D'Arcangelo & Co., LLP
(Name – *if individual, state last, first, middle name*)

510 Haight Ave. (Address) Poughkeepsie (City) NY (State) 12603 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 1 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

MAR 1 3 2015

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven R Gleason, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Horizons Asset Management Group, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC MELISSA K SHORELAND No. 01SH6013793 Exp. 9/28/20 18 DUTCHESS CO. STATE OF NEW YORK

[signature]
Signature

President & CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.
TABLE OF CONTENTS

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Managing Partner
John J. Cina, CPA/PFS
Michael C. Betros, CPA/PFS
Wayne B. Sauer, CPA
Joanne M. Casabura, CPA, CFP®
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA
Brian E. DiFilippo, CPA/ABV

510 Haight Ave, Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
New Horizons Asset Management Group, L.L.C.

We have audited the accompanying financial statements of New Horizons Asset Management Group, L.L.C., which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. New Horizons Asset Management Group, L.L.C.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of New Horizons Asset Management Group, L.L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 12 to 13 has been subjected to audit procedures performed in conjunction with the audit of New Horizons Asset Management Group, L.L.C.'s financial statements. The supplemental information is the responsibility of New Horizons Asset Management Group, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities and Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arcangelo & Co., LLP

Poughkeepsie, New York
March 2, 2015

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	337,437
Deposit with clearing agent (Note 3)		25,000
Accounts receivable		187,323
Prepaid expenses and other current assets		22,202
Furniture and equipment, net (Note 4)		872
Total assets	**$**	**572,834**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	244,317
Member's equity		328,517
Total liabilities and member's equity	**$**	**572,834**

The accompanying notes to the financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF INCOME

For the Year Ended December 31, 2014

Revenues		
Commissions		
Mutual Funds	$	80,100
Annuities		485,151
12B1 Fees		494,255
Securities		7,940
Insurance		351,432
Advisory fee income		71,355
Interest and other income		224
Total Revenues		**1,490,457**
Expenses		
Employee compensation and related benefits		675,384
Occupancy		129,991
Payroll taxes		41,913
Advertising		18,809
General and administrative		15,778
Subcontracted labor		380,911
Commissions		25,039
Professional fees		19,701
Administrative fees		36,000
Insurance		14,870
Dues and subscriptions		13,686
Regulatory fees		14,456
Office expenses		14,305
Total Expenses		**1,400,843**
Net Income	**$**	**89,614**

The accompanying notes to the financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2014

Member's equity, beginning	$	238,903
Net income		89,614
Member's equity, ending	$	328,517

The accompanying notes to the financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

Cash Flows From Operating Activities	
Net income	$ 89,614
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,445
Changes in operating assets and iiabilities:	
Increase in accounts receivable	(59,352)
Increase in prepaid expenses	(5,547)
Increase in accounts payable and accrued expenses	47,562
Net cash provided by operating activities	73,722
Cash at beginning of year	263,715
Cash at end of year	$ 337,437

The accompanying notes to the financial statements are an integral part of these statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

New Horizons Asset Management Group, L.L.C. (the "Company") was organized in November 1998, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April 2000. The Company's business consists of providing comprehensive brokerage, financial and employee benefit services to individuals and institutions. The Company is a limited liability company wholly owned by Rhinebeck Bank.

The Company is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(i) and Paragraph (k)(2)(ii) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that the Company does not hold funds or securities for, or owe money or securities to customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of accounts receivable, accounts payable, and accrued expenses, and depreciation, among others.

Accounts receivable:

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2014. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements.

Furniture and equipment:

Furniture and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 10 years.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of securities and mutual funds, insurance sales and insurance annuity contracts. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

As the Company is owned wholly by Rhinebeck Bank and is considered a disregarded entity for income tax purposes, consequently income taxes are not payable or provided for. Management is not aware of any violation of its income tax status, or any uncertain tax positions taken in the preparation of tax returns.

Prior to 2013 the Company was treated as a partnership for income tax reporting. As of December 31, 2014 the Company's Federal and New York State partnership tax returns filed for the 2011 and 2012 tax years remain subject to examination by the applicable taxing jurisdictions. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as other expenses.

Advertising:

The Company expenses advertising costs as incurred. The Company recorded advertising expense in the amount of $18,809 for the year ended December 31, 2014.

Note 2. Limited Liability Companies

The Company is a limited liability company organized under New York State Law and the entity's life is not finite.

Note 3. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the agent.

Note 4. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2014:

Furniture and Fixtures	$ 13,523
Office Equipment	22,448
	35, 971
Less: Accumulated depreciation	(35,099)
	$ 872

The Company recorded depreciation expense of $1,445 for the year ended December 31, 2014.

Note 5. Retirement Plan

The Company has a 401(k) defined contribution plan. Participants are permitted, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, to contribute up to $17,500 in 2014 of their earnings (as defined) into the plan with the Company matching up to 3%, based on a formula, which is 50% of the 1st 6% of compensation. In addition, a 3% contribution is made by the company per employee as part of a "Safe Harbor". Pension expense amounted to $32,718 for the year ended December 31, 2014 and is included in employee compensation and related benefits on the statement of income.

Note 6. Lease Commitments

The Company has three operating leases for office space that renew on an annual basis. One lease allows for fixed monthly payments. The other two leases provide for rent based on a predetermined percentage of net revenues, which may be offset by the value of certain securities transactions and other related services provided to the landlord. Rent expense relating to these leases amounted to $107,575 for the year ended December 31, 2014 and was included in occupancy expense on the statement of operations.

Note 7. Related Party Transactions

The Company engages in transactions with Rhinebeck Bank (the "Bank") which is the parent entity. These transactions are considered intercompany transactions, in that the Company records an amount due to, while the Bank records a receivable from the Company. The Company pays $2,500 in administrative fees monthly to the Bank, related to services the Bank provides to the Company, (i.e. bookkeeping functions, IT services, marketing services, and other administrative services.) The annual cost for said services in 2014 was $30,000. The Company also records a $500 expense monthly for quarterly payouts to its Board of Directors. Total Directors' Fees for 2014 was $6,000. Furthermore, the costs of marketing materials that relate directly to the promotion of the Company are passed on to the Company, along with any IT services that may be necessary for network maintenance and security. The cost of these expenses amounted to $3,666 for 2014. As of December 31, 2014, the Company owes the Bank $89,305 which is included in accounts payable and accrued expenses on the statement of financial condition.

Note 8. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 9. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $189,187 which is $164,187 in excess of its required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2014 was 129.1%.

Note 10. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject to the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were last inspected by FINRA during 2012.

Note 11. Concentration of Risk

Credit Risk
The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits.

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 12. Subsequent Events

Management has evaluated subsequent events through March 2, 2015, which is the date the financial statements are available for issuance.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURTIES AND EXCHANGE COMMISSION

December 31, 2014

Total member's equity from statement of financial condition		$ 328,517
Less non-allowable assets:		
Accounts receivable, past due for more than 30 days	$ 116,256	
Furniture and equipment, net	872	
Other Assets	22,202	
Total non-allowable assets		139,330
Net capital		$ 189,187
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 244,317
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)		$ 25,000
Net capital in excess of minimum requirement		$ 164,187
Percentage of aggregate indebtedness to net capital		129.1%

See independent auditor's report.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE OF THE UNITED STATES SECURTIES AND EXCHANGE COMMISSION

December 31, 2014

Reconciliation with Company's computation (included in Part IIA of From X-17-A-5) as of December 31, 2014

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 188,369
Subsequent adjustments:		
Correction to calculation of accounts receivable, past due for more than 30 days	818	
Total Adjustments		818
Net capital per audited financial statements		$ 189,187

See independent auditor's report.

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Managing Partner
John J. Cina, CPA/PFS
Michael C. Betros, CPA/PFS
Wayne E. Sauer, CPA
Joanne M. Casabura, CPA, CFP
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA
Brian E. DiFilippo, CPA/ABV

510 Haight Ave. Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
New Horizons Asset Management Group, L.L.C.

We have reviewed management's statements, included in the accompanying "Exemption Statement Pursuant to Rule 17a-5(d)", in which (1) New Horizons Asset Management Group, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which New Horizons Asset Management Group, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) New Horizons Asset Management Group, L.L.C. stated that New Horizons Asset Management Group, L.L.C. met the identified exemption provisions throughout the most recent period, without exception. New Horizons Asset Management Group, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about New Horizons Asset Management Group, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arcangelo & Co., LLP

Poughkeepsie, New York
March 2, 2015

New Horizons
ASSET MANAGEMENT
GROUP, LLC

Corp Office
11 Ra Road
Newburgn, NY 12550
845-567-3930
845-567-3996 fax
www.nhamg.com
Member FINRA and SIPC

Exemption Statement Pursuant to Rule 17a-5(d)

As a member of management of New Horizons Asset Management Group, LLC (the Company) I am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of my knowledge and belief, I state the following:

I have identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and the Company has met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception.

The applicable exemption provisions include:

1. The Company is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements as are customarily made and kept by a clearing broker or dealer.

2. The Company promptly transmits all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds for or securities for, or owe money or securities to, customers.

Any questions regarding the above referenced exemption provisions and the Company's compliance with 17 C.F.R. §240.15c3-3: (k)(1) may be directed to Steven Gleason.

Steven R. Gleason
President & CEO

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Managing Partner
John J. Cina, CPA/PFS
Michael C. Betros, CPA/PFS
Wayne K. Sauer, CPA
Joanne M. Casaburn, CPA, CFP
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA
Brian E. DiFilippo, CPA/ABV

510 Haight Ave. Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of
New Horizons Asset Management Group, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by New Horizons Asset Management Group, L.L.C., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating New Horizons Asset Management Group, L.L.C.'s compliance with the applicable instructions of Form SIPC-7. New Horizons Asset Management Group, L.L.C.'s management is responsible for New Horizons Asset Management Group, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries recorded in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. No adjustments were reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. There was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo & Co., LLP

March 2, 2015
Poughkeepsie, New York